Exhibit 99.1

Jaguar Mining Announces Extension of CCAA Protection and Extension of Outside Date Under Support Agreement, Backstop Agreement and CCAA Plan

TSX:JAG

TORONTO, April 8, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") announces that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) extending the period of the Court-ordered stay of proceedings against Jaguar and its subsidiaries under the Companies' Creditors Arrangement Act (the "CCAA") until April 17, 2014.

The Company also announces that it has reached an agreement with holders of the Company's 4.5% Senior Unsecured Convertible Notes due November 1, 2014 and 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (collectively, the "Noteholders") to extend the outside date for implementation of the Amended and Restated Plan of Compromise and Arrangement dated February 5, 2014 (as amended, the "Plan") to April 17, 2014.  The outside date under each of the Support Agreement and the Backstop Agreement, each dated as of November 13, 2013, as amended, between the Company, its subsidiaries and the Noteholders party thereto, was similarly extended to April 17, 2014. Assuming satisfaction or waiver of the conditions within the expected time frames, the Company anticipates implementing the Plan in April 2014.

All inquiries regarding the CCAA proceedings should be directed to the Monitor, FTI Consulting Canada Inc., via e-mail at: jaguarmining@fticonsulting.com or telephone: (416) 649-8044 or 1 (855) 754-5840. Information about the CCAA proceedings, including copies of all court orders and the Monitor's reports, are available at the Monitor's website http://cfcanada.fticonsulting.com/jaguar.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company's ability to implement the Plan. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors which could cause results or events to differ from current expectations include, among other things: Jaguar's ability to complete the Plan in the time period contemplated, if at all, which is dependent on its ability to comply with the closing conditions to the Plan; actions taken by the Company's noteholders, lenders, creditors, shareholders, and other stakeholders to enforce their rights; actions taken against the Company by governmental agencies and securities and other regulators; actions taken by the Monitor; and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements.

The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2013 filed on SEDAR and available at http://www.sedar.com.

The securities to be offered in connection with the CCAA proceedings and under the Plan have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws of the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws of the United States. It is contemplated that the securities will be issued pursuant to one or more exemptions from the Securities Act. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of the securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 11:34e 08-APR-14